SCHEDULE I

Effective December 1, 2014

COMPENSATION

Equity Fund(s)

Columbia Capital Allocation Moderate

Aggressive Portfolio

FEE RATE

With respect to each Equity Fund above, the fee with respect to Class T Shares shall be an aggregate annual rate of not more than 0.25% of the Fund’s average daily net assets attributable to Class T Shares for shareholder liaison services and administrative support services.

IN WITNESS THEREOF, the parties hereto have executed the foregoing Schedule I as of December 1, 2014.

COLUMBIA FUNDS SERIES TRUST

By:	/s/ Michael G. Clarke
Name:	Michael G. Clarke
Title:	Chief Financial Officer

COLUMBIA MANAGEMENT INVESTMENT DISTRIBUTORS, INC.

By:	/s/ Jeffrey F. Peters
Name:	Jeffrey F. Peters
Title:	Managing Director and Head of Global Institutional Distribution